UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________
Commission file number 001-31343 (Associated Banc-Corp)

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASSOCIATED BANC-CORP 401(k) & EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ASSOCIATED BANC-CORP
433 Main Street
Green Bay, Wisconsin 54301

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
(With Report of Independent Registered Public Accounting Firm Thereon)

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Table of Contents

Report of Independent Registered Public Accounting Firm

Plan Administrators and Plan Participants
Associated Banc-Corp 401(k) & Employee Stock Ownership Plan
Green Bay, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

We have served as the Plan's auditor since 2022.

Milwaukee, Wisconsin
June 18, 2026

"Wipfli" is the brand name under which Wipfli LLP and Wipfli Advisory LLC and its respective subsidiary entities provide professional services. Wipfli LLP and Wipfli Advisory LLC (and its respective subsidiary entities) practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations, and professional standards. Wipfli LLP is a licensed independent CPA firm that provides attest services to its clients, and Wipfli Advisory LLC provides tax and business consulting services to its clients. Wipfli Advisory LLC and its subsidiary entities are not licensed CPA firms.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Benefits

	December 31,
(in thousands)	2025	2024
Assets:
Cash	$864	$1,154
Investments, at fair value:
Collective trust funds	452,125	387,620
Associated Banc-Corp Common Stock Fund	40,520	38,128
Mutual funds	446,365	415,221
Total investments at fair value	939,010	840,969
Receivables:
Accrued interest, dividends and capital gains distributions receivable	19	16
Due from broker for securities sold	312	421
Notes receivable from participants	7,569	7,375
Employer contribution receivable	17,029	16,165
Total receivables	24,929	23,977
Total assets	964,803	866,100
Liabilities:
Administrative expenses payable	23	33
Due to broker for securities purchased	844	1,224
Total liabilities	867	1,257
Net assets available for benefits	$963,936	$864,843
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31,
(in thousands)	2025	2024
Investment income:
Net appreciation in fair value of investments	$118,381	$98,181
Interest and dividends	6,550	6,253
Total investment income	124,931	104,434
Interest income on notes receivable from participants	666	625
Contributions:
Participant	30,322	28,775
Employer	17,038	16,170
Rollover and other receipts	5,946	7,285
Total contributions	53,306	52,230
Total additions	178,903	157,289
Deductions from net assets attributed to:
Benefits paid to participants	79,513	82,900
Administrative expenses	297	299
Total deductions	79,810	83,199
Net increase in net assets available for plan benefits	99,093	74,090
Net assets available for benefits:
Beginning of year	864,843	790,753
End of year	$963,936	$864,843
See accompanying notes to financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1) Description of the Plan
The following brief description of the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan (the “Plan”) is provided for general information. The Plan contains 401(k) provisions. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
Background
Associated Banc-Corp (the “Corporation”) has established the Associated Banc-Corp 401(k) & Employee Stock Ownership Plan, a defined contribution plan. The 401(k) provisions of the Plan provide for employee contributions complying with the provisions of Internal Revenue Code (the "Code") Section 401(k) as well as discretionary employer matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
Participants
Employees of the Corporation and its subsidiaries that have adopted the Plan are eligible to participate in the employer contribution provisions of the Plan if they were employed on the last day of the year (December 31) and they completed 1,000 hours of service during the calendar year (exceptions for death, disability, and retirement). Employees are eligible to participate in the employee 401(k) contribution portion of the Plan once they complete an hour of service annually.
In conjunction with the 401(k) provisions of the Plan, participants can elect to contribute an amount between 1% of their compensation and the limitations ($23,500 for 2025 and $23,000 for 2024) of Section 402(g) of the Code in increments of 1% to the Plan by means of regular payroll deductions. Participants may contribute pre-tax 401(k) contributions, Roth 401(k) contributions or a combination of both. New plan participants are automatically enrolled to contribute 5% of their annual compensation on a pre-tax basis. Participants can change this percentage at any time. Participants who have attained age 50 are eligible to make catch-up contributions in accordance with, and subject to the limitations ($7,500 for 2025 and 2024) of, Section 414(v) of the Code. Participants are also allowed to contribute amounts qualifying as rollover contributions under Section 402(c)(4) of the Code.
The Plan provides for a discretionary Corporation matching contribution. For 2025 and 2024, the discretionary match was equal to 100% of the first 5% deferred for plan participants who met the allocation conditions.
Vesting
Participants are 100% vested in both employee and Corporation matching contributions to the Plan.
Investment of Plan Assets
At December 31, 2025, participants could direct their accounts to be invested in the Associated Banc-Corp Common Stock Fund, 19 collective trust funds and 14 mutual funds offered by the Plan as investment options. Plan assets are held in trust with Associated Trust Company, N.A. (the “Trustee”) a subsidiary of Associated Bank, N.A. (“the Bank”), which is a subsidiary of the Corporation. Participants can elect to invest in one of the aforementioned funds or in 1% increments in two or more funds. Upon enrollment, if a participant does not make an investment election, their account is automatically invested in the Vanguard Target Retirement Series based on the participant’s age. Participants can change the allocation of the Plan accounts on a daily basis.
Notes Receivable From Participants
A participant may request a loan for any reason. Loans are limited to the lesser of (1) $50,000, reduced by the excess of the highest outstanding balance of loans from the Plan during the one-year period ending on the day before the date on which such loan was made over the outstanding balance of loans from the Plan on the date on which such loan was made or (2) 50% of the vested benefit of the participant’s account balance. Participant loans will not be granted for less than $1,000.
A commercially reasonable fixed rate of interest will be assessed on the loan with the current rate set at the prime rate plus 2% offered by the Bank. Interest rates range from 5.25% to 10.50%. The loan will provide bi-weekly payments (if non-

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2025 and 2024

exempt) or semi-monthly payments (if exempt) under a level amortization schedule of not greater than 5 years unless the loan is used to acquire a principal residence in which case, the maximum term of the loan would be 15 years. The Plan may also hold grandfathered or inherited loans from merged plans with maturity dates extended beyond the 15 years allowed by the Plan document.
Participant Accounts
The Plan is a defined contribution plan under which a separate individual account is established for each participant. Plan investments are valued daily. Due to daily valuation, contributions are allocated to participant accounts upon receipt, and income and changes in asset values are immediately allocated to the participants’ accounts. Under a daily valued plan, participants can verify account balances daily utilizing the customer contact center or Internet access.
Distributions
Distributions are made in the form of lump-sum payments, payments over a period in monthly, quarterly, semi-annual or annual installments and other payment forms allowed by the Plan document. Participants may withdraw amounts for any reason upon reaching age 59½. Earnings are credited to a participant’s account through the date of distribution.
Distributions are made in cash or, if a participant has investments in Corporation common shares, the participant may elect to receive the distribution of that particular investment in the form of Corporation common shares plus cash for any fractional share.
Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.
Termination of Plan
While the Corporation has not expressed any intent to terminate the Plan, it is free to do so at any time subject to the provisions of ERISA.
(2) Summary of Significant Accounting Policies
The following is a summary of significant accounting policies consistently followed by the Plan in the preparation of the financial statements:
Basis of Presentation
The financial statements of the Plan have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Changes in the economic environment, financial markets, and any other parameters used in determining these estimates and assumptions could cause actual results to differ.
Investments and Income Recognition
Investment securities are recorded at fair value. Fair value of mutual funds are based on quoted market prices. Collective trust funds with a target retirement date are valued similar to mutual funds. The investments in units of the Associated Trust Company, N.A. collective trust funds and Associated Banc-Corp Common Stock Fund are carried at the net asset value (NAV), which is the value at which units in the funds can be withdrawn and approximates fair value as a practical expedient. See Note 6, Fair Value Measurements, for discussion of fair value measurements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Plan assets are held by the Trustee. Net appreciation of investments includes realized gains and losses on investments purchased and sold and changes in appreciation for the period. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses on the sale of investments are determined through the use of moving average basis. The Plan records interest income on the accrual basis and dividends on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2025 or 2024. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.
Payment of Benefits
Benefits are recorded when paid.
Administrative Expenses
Loan and distribution recordkeeping fees are paid by the respective participant. All other expenses of maintaining the Plan are paid by the Plan. In addition, certain investment related expenses are included in net appreciation of fair value of investments.
(3) Risks and Uncertainties
The Plan, at the direction of the participant, invests in various investment securities. The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participant account balances and the amounts reported in the financial statements of the Plan.
(4) Transactions with Related Parties
The Associated Banc-Corp Common Stock Fund at December 31, 2025 and 2024 included 1.6 million shares of common stock of the Corporation with fair values of $40.1 million and $37.6 million, respectively. Dividend income from Corporation stock totaled $1.4 million and $1.5 million in 2025 and 2024, respectively. Also included in the Associated Banc-Corp Common Stock Fund at December 31, 2025 and 2024 were units of Goldman Sachs Government Money Market Institutional Fund with fair value of $0.5 million. The Goldman Sachs Government Money Market Institutional Fund is an unrelated party.
Fees paid by the Plan for asset management, participant recordkeeping and other administrative services amounted to $0.3 million for the years ended December 31, 2025 and 2024, respectively, and are included under administrative expenses on the statements of changes in net assets available for benefits.
The Plan invests in various Associated Trust Company, N.A. collective trust funds. As of December 31, 2025 and 2024, $224.6 million and $205.0 million, respectively, were invested in Associated Trust Company, N.A. collective trust funds.
(5) Income Taxes
The Plan received a favorable tax determination letter, dated June 16, 2020, from the Internal Revenue Service indicating that the Plan qualifies under the provisions of Section 401(a) of the Code. The Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore the Plan is qualified, and the related trust is tax-exempt. A provision for income taxes has not been included in the Plan's financial statements.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(6) Fair Value Measurements
Fair value represents the estimated price at which an orderly transaction to sell an asset or to transfer a liability would take place between market participants at the measurement date under current market conditions (i.e., an exit price concept). Assets and liabilities are categorized into three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy in which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. Below is a brief description of each fair value level.
Level 1 inputs – utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan has the ability to access.
Level 2 inputs – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.
Level 3 inputs – unobservable inputs for the asset or liability, which are typically based on the Plan’s own assumptions, as there is little, if any, related market activity.
Various inputs are used in determining the fair value of the Plan’s investments as of the reporting period end. The designated input levels are not necessarily an indication of the risk or liquidity associated with this investment.
The following is a description of the valuation methodologies used for Plan assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2025 and 2024, respectively, and there have been no transfers between fair value levels.
Collective trust funds and Common stock fund: Generally these investments are measured at fair value using the NAV per share (or its equivalent) practical expedient and therefore have not been classified in the fair value hierarchy. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Were the Plan to initiate a full redemption of the fund, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
Collective trust funds that have a target retirement date are not valued at NAV as they are valued similar to a mutual fund as discussed below, however they are considered collective trust funds.
Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The following table sets forth by level, within the fair value hierarchy, the Plan's fair value measurements at December 31, 2025 and 2024, respectively:

	December 31, 2025
($ in thousands)	Fair Value	Level 1	Level 2	Level 3
Investments measured in fair value hierarchy
Mutual funds	$446,365	$446,365	$—	$—
Collective trust funds	227,531	227,531	—	—
Total investments measured in fair value hierarchy	$673,896	$673,896	$—	$—
Total investments measured at NAV	$265,114
Total investments at fair value	$939,010

	December 31, 2024
($ in thousands)	Fair Value	Level 1	Level 2	Level 3
Investments measured in fair value hierarchy
Mutual funds	$415,221	$415,221	$—	$—
Collective trust funds	182,619	182,619	—	—
Total investments measured in fair value hierarchy	$597,840	$597,840	$—	$—
Total investments measured at NAV	$243,129
Total investments at fair value	$840,969
The following table summarizes investments for which fair value is measured using the NAV per share practical expedient as of December 31:

($ in thousands)	Fair Value		Unfunded Commitments	Redemption Frequency (If Currently Eligible)	Redemption Notice Period
	2025	2024
Collective trust funds	$224,594	$205,001	N/A	daily	one day
Associated Banc-Corp Common Stock Fund (1)	$40,520	$38,128	N/A	daily	one day
(1) This fund is designed to share in the performance of Associated Banc-Corp. The share price and return will vary according to factors affecting the Associated Banc-Corp common stock.
(7)     Subsequent Events
The Plan Administrator has evaluated the effects on the Plan financial statements of subsequent events that have occurred subsequent to December 31, 2025 through June 18, 2026, the date these financial statements were issued. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements except for the following:
On April 1, 2026 the Corporation completed its acquisition of American National Corporation ("American National"). Legacy American National colleagues are eligible to participate in the Plan as of April 1, 2026 subject to meeting eligibility requirements and will have the option to rollover their account balances into the Plan.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
Employer Identification Number: 39-1098068
Plan Number: 002

December 31, 2025
(b) Identity of issue, borrower, lessor, or similar party	(e) Current Value**
Collective Trust Funds:
* Associated Trust Company, N.A. Balanced Lifestage Fund	$44,386,888
* Associated Trust Company, N.A. Conservative Balanced Lifestage Fund	5,617,855
* Associated Trust Company, N.A. Core Bond Fund	19,489,994
* Associated Trust Company, N.A. Growth Balanced Lifestage Fund	31,061,372
* Associated Trust Company, N.A. Growth Lifestage Fund	63,312,198
* Associated Trust Company, N.A. Money Market Fund	51,734,846
* Associated Trust Company, N.A. Short Term Bond Fund	8,990,759
Vanguard Target Retirement 2020 Fund Institutional	6,268,459
Vanguard Target Retirement 2025 Fund Institutional	16,912,290
Vanguard Target Retirement 2030 Fund Institutional	27,342,524
Vanguard Target Retirement 2035 Fund Institutional	34,120,839
Vanguard Target Retirement 2040 Fund Institutional	29,231,635
Vanguard Target Retirement 2045 Fund Institutional	37,805,929
Vanguard Target Retirement 2050 Fund Institutional	26,349,057
Vanguard Target Retirement 2055 Fund Institutional	23,898,190
Vanguard Target Retirement 2060 Fund Institutional	14,948,712
Vanguard Target Retirement 2065 Fund Institutional	5,326,247
Vanguard Target Retirement 2070 Fund Institutional	1,054,695
Vanguard Target Retirement Income Fund Institutional	4,272,604
Total collective trust funds	$452,125,093

* Associated Banc-Corp Common Stock Fund	$40,519,963

Mutual Funds:
American Funds Europacific Growth Fund Class R6	$21,902,553
American Funds Growth Fund of America Class R6	97,917,674
American Funds New World Fund Class R6	13,894,232
Baird MidCap Fund Institutional Class	23,574,945
Dodge & Cox Stock Fund Class X	66,928,970
Harbor Small Cap Growth Retirement Class	25,472,121
Janus Henderson Small Cap Value Fund N Shares	17,388,382
JP Morgan Global Bond Opportunities Fund Class I	2,641,968
Vanguard Extended Market Index Fund Institutional Shares	12,147,147
Vanguard Institutional Index Fund Institutional Plus Shares	124,718,292
Vanguard International Value Fund Investor Shares	8,800,688
Vanguard Total Bond Market Index Fund Admiral Shares	5,510,577
Vanguard Total International Stock Index Fund Admiral Shares	8,967,224
Virtus Ceredex Mid-Cap Value Equity Fund Class R6	16,500,564
Total mutual funds	$446,365,337
Total Investments per Statement of Net Assets	$939,010,393
* Notes receivable from participants (with interest rates ranging from 5.25% to 10.50%)	7,569,398
Total Investments per 5500	$946,579,791
* Denotes a party-in-interest. The cost of notes receivable from participants is $0.
** The cost of participant-directed investments is not required to be disclosed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Associated Banc-Corp Retirement Program Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASSOCIATED BANC-CORP
401(k) & EMPLOYEE STOCK
OWNERSHIP PLAN

Date June 18, 2026	/s/ Julio Manso
Julio Manso, Executive Vice President and Chief Human Resources Officer

Date June 18, 2026	/s/ Ryan Beld
Ryan Beld, Executive Vice President, Corporate Controller, and Chief Accounting Officer